NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

November 16, 2022

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 11, 2022 File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated October 26, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 and reissue our comment. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. We note that you have only one employee, you do not possess a patent for the "special concrete," and that you do not have any agreements in place for supplies, a factory, or contractors. We also note that you have not paid for the Futureproof Eco Solutions business, which also does not appear to have operations. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

The Company has been very straight and active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since inception. Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are: (1) a very specific business purpose, (2) operating expenses, (3) conscionable plan of operations, and (4) revenue generation strategy. Additionally in furtherance of the business plan, the Company:

-	have purchased the company Futureproof Eco Solutions LLC because of its unique registration of the patent;
-	has made analyzes and research of the construction and service market in Costa Rica;
-	has researched the demand for our services and the ability to pay for potential customers interested in this area;
-	has audited its financials with a PCAOB approved auditor;
-	has a defined plan of operations;
-	our Director is involved in the operations of the Company, actively looking for some clients interested in our services for the full implementation of our services. And has contacted such suppliers as: Sika Costa Rica, Holcim Costa Rica, etc for future negotiations for the purpose of developing and distribution our special concrete; and
-	has prepared and filed this registration statement with the SEC in order to further its business goals.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

2. We note your response to comment 2 of our letter and reissue. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with no operations and whose only asset is a "business acquisition" for which you have not paid and for which your disclosure indicates no plan to pay. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a nonblank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response: While we are a development stage company, the company is not a blank check company because:

-	it has its own specific operational business plan;
-	according to the Company Purchase Agreement, our Company agrees to pay $ 55,000 (the “Purchase Price”) to Seller within 365 days of the Effective Date;
-	we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
-	our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date; and
-	the fact that the company is not a blank check company has been disclosed prominently on the cover page of the prospectus:

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We have added the following disclosure:

We are not a blank check company as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

General Information about our Company, page 1

3. We note your response to comment 4 of our letter. We note your disclosure that you do not yet possess the patent. Please disclose when you anticipate having the patent granted. Please clarify how you intend to protect your rights if you have others develop the product. Also, please advise why you believe local contractors will be able to create the "special concrete." Please clarify whether you have contacted manufacturers for the purpose of developing this concrete. Please add risk factor disclosure to address the impact on you if the patent is denied. Also add a risk factor to address the risk that if third parties use or claim ownership of the formula it may be difficult for you to protect yourself given that you do not currently possess the patent.

Response: We have disclosed the required information as follows:

The patent application was published and the term for third parties to file oppositions expires on December 13, 2022. After this date, the application goes to substantive examination, which is estimated to take up to 2 years due to the delay of the Patent Office. We anticipate having the patent granted during next 2 years. We intend to protect our rights through the Law on Patents of Invention, Industrial Designs and Models and Utility Models No.6867 and the Law on Copyrights and Related Rights No. 6683 if we have others develop the product. We believe that the local contractors will be able to create our special concrete as we are going to control all the process and provide our specifications with required proportions for creating the correct mixture. We have contacted such suppliers as: Sika Costa Rica, Holcim Costa Rica, etc for future negotiations for the purpose of developing and distribution of our special concrete.

Additionally we have added the required risk factors.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177
Email:	neolaracorp@gmail.com
neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director

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